Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund October 2011 Update
November 28, 2011

Supplement dated November 28, 2011 to Prospectus dated April 29, 2011
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-4.5%	-12.4%	$50.3M	$1,303.88
B	-4.6%	-12.9%	$495.1M	$1,107.07
Legacy 1	-4.3%	-10.8%	$5.8M	$914.59
Legacy 2	-4.4%	-11.2%	$16.6M	$905.79
Global 1	-4.0%	-10.9%	$14.0M	$877.29
Global 2	-4.0%	-11.1%	$28.7M	$869.51
Global 3	-4.2%	-12.5%	$232.3M	$828.15
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Investor Update
On October 31, 2011, the Securities Investor Protection Corporation (“SIPC”) initiated bankruptcy proceedings and the liquidation of MF Global Holdings Ltd., the parent of MF Global Inc. (collectively “MF Global”), one of the clearing brokers of Grant Park Futures Fund Limited Partnership (“Grant Park”). Approximately 1.7%, or $14.5 million, of Grant Park’s assets remain at MF Global and are held in cash and U.S. Treasury bills in customer segregated or secured accounts.

In order to limit possible losses that Grant Park may suffer if these assets are not eventually returned in full, Dearborn Capital Management, LLC (“Dearborn”), Grant Park’s general partner, has voluntarily agreed to provide a one-time reimbursement of up to $3 million for any non-trading losses that Grant Park incurs as a result of the MF Global bankruptcy.

Dearborn continues to monitor the situation relating to MF Global and is attempting to effect the orderly transfer of all of Grant Park’s remaining cash balances currently held at MF Global to its accounts at R.J. O’Brien & Associates. However, there can be no assurances when or if Grant Park will have access to its assets that remain in accounts at MF Global or to the amount or value of those assets under the SIPC liquidation. There can be no assurances that any losses ultimately suffered by Grant Park as a result of the MF Global bankruptcy will not exceed $3 million.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that reflect the general partner’s current expectations about the future results, performance, prospects and opportunities of Grant Park. These forward-looking statements are based on information currently available to the general partner and are subject to a number of risks, uncertainties and other factors, both known, such as those described in Grant Park’s current prospectus and the reports and other filings Grant Park makes with the SEC, and unknown, that could cause Grant Park’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. You should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, the general partner undertakes no obligation to publicly update or revise any forward-looking statements or the risks, uncertainties or other factors described in this report, as a result of new information, future events or changed circumstances or for any other reason after the date hereof.

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Sector Commentary
Currencies:  The euro posted strong gains following news that German and French officials had reached agreement on a plan to aid ailing Greece.  Conversely, the U.S. dollar and Japanese yen endured losses as optimism surrounding the Eurozone put pressure on demand for safe haven currencies.  The Swiss franc strengthened because of improved trade surplus and investor confidence data.

Energy:   Crude oil prices rallied in excess of 15% in October as positive economic data in the U.S. and rising stock prices supported demand.  Natural gas markets also moved higher due to increased demand for heating energy caused by cold weather forecasts.  U.S. Energy Information Administration reports showing a larger-than-expected decrease in U.S. energy inventories also played a role in driving crude oil and natural gas markets higher.

Equities:  The announcement of the new European debt deal was the main driver behind gains in the global equity markets last month.  Bullish economic data from Europe and North America added to gains in the equity markets.

Fixed Income:  Global fixed-income markets broke recent uptrends and moved lower in October as improved investor sentiment across the globe reduced demand for safe-haven assets.  The main driver behind moves was improving conditions in Europe and strong gains in the equity sector.

Grains/Foods:  Beliefs Chinese demand for U.S. crops was on the rise supported the grain markets last month, pushing prices higher.  News that Russian officials were contemplating another grain exports ban added to profits in the sector.  Sugar markets predominantly declined as a result of increased production from Asia and Brazil.

Metals:  Gold and silver markets moved in excess of 6% and 13% higher respectively as investors attempted to hedge against U.S. dollar weakness.  Reports that the U.S. Federal Reserve may begin contemplating Quantitative Easing 3 also added to gains.  Base metal markets registered profits due to elevated industrial demand forecasts stemming from strong gains in the global equity markets.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-13,563,105	$-14,377,360
Change In Unrealized Income (Loss)	-20,323,116	-42,831,152
Brokerage Commission	-158,237	-2,259,373
Exchange, Clearing Fee and NFA Charges	-80,029	-1,278,099
Other Trading Costs	-843,679	-7,653,065
Change in Accrued Commission	8,423	89,414
Net Trading Income (Loss)	-34,959,743	-68,309,635

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$155,036	$2,054,980
Interest, Other	75,384	644,579
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	72,393
Total Income (Loss)	-34,729,323	-65,537,683

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	250,818	5,640,243
Operating Expenses	178,921	1,886,319
Organization and Offering Expenses	205,983	2,163,062
Brokerage Expenses	4,129,663	44,408,880
Dividend Expenses	0	159,212
Total Expenses	4,765,385	54,257,716

Net Income (Loss)	$-39,494,708	$-119,795,399

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$882,655,995	$891,912,771
Additions	10,048,195	159,137,880
Net Income (Loss)	-39,494,708	-119,795,399
Redemptions	-10,541,007	-88,586,777
Balance at October 31, 2011	$842,668,475	$842,668,475

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,303.875	38,542.29818	$50,254,356	-4.51%	-12.41%
B	$1,107.073	447,171.44974	$495,051,602	-4.57%	-12.89%
Legacy 1	$914.592	6,344.17461	$5,802,332	-4.34%	-10.76%
Legacy 2	$905.785	18,322.80305	$16,596,521	-4.40%	-11.18%
Global 1	$877.294	15,975.99235	$14,015,640	-4.01%	-10.88%
Global 2	$869.510	32,955.43633	$28,655,096	-4.03%	-11.09%
Global 3	$828.146	280,497.58428	$232,292,928	-4.17%	-12.46%

To the best of my knowledge and belief the information contained herein is accurate and complete.

____________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership